BARNETT & LINN
ATTORNEYS AT LAW
60 Kavenish Drive • Rancho Mirage, CA 92270

www.barnettandlinn.com

WILLIAM B. BARNETT		TELEPHONE: 442-599-1299

Attorney/Principal		wbarnett@wbarnettlaw.com

March 16, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Robert Littlepage, Accounting Branch Chief
Joseph Cascarano, Senior Staff Accountant

	Re:	Exsular Financial Group Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2021
Filed on January 28, 2022
File No. 000-56219

Gentlepersons:

Form 10-K for the Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 14

In response to your comment, we apologize for the inadvertent error relating to the November 30, 2018 date in the subject paragraph. We confirm that the Company performed an evaluation and concluded that its controls and procedures were effective as of December 31, 2021. The Company will try and be more vigilant in ensuring the correct dates in future filings.

We believe that we have responded to your comment fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: lg

cc/ Mr. Kok, CEO